SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No: ______)

                               MEGAPRO TOOLS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   58515X 10 3
                                 (CUSIP Number)

                                 Steven C. Barre
              Senior Vice President, General Counsel and Secretary
                              U.S. Industries, Inc.
                        777 S. Flagler Drive, Suite 1108
                         West Palm Beach, Florida 33401

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 6, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D

CUSIP NO.  58515X 10 3                                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Industries, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,543,281 See Item 6
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,548,842 See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,543,281
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  58515X 10 3                                         Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      USI Global Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,543,281 See Item 6
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,548,842 See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,543,281
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  58515X 10 3                                         Page 4 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dennis Crowley
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,005,561
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,548,842 See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,005,561
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  58515X 10 3                                         Page 5 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PNC Tool Holdings, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,005,561
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,548,842 See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,005,561
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages
                                  Schedule 13D


Item 1.  Security and Issuer.

      This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Megapro Tools, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"). The address of the principal executive office of the Company is 5030 Champion Boulevard, Suite 6-272, Boca Raton, Florida 33495.

Item 2.  Identity and Background.

      (a, b, c and f) This Statement is being filed by (i) U.S. Industries, Inc., a Delaware corporation ("USI"), the principal business of which is the manufacturing and marketing of bath and plumbing products and (ii) USI Global Corp., a Delaware corporation and a wholly-owned subsidiary of USI ("USI Global"), the principal business of which is to hold certain investments, including the investment in the Company. Pursuant to certain provisions in the Stockholders' Agreement described in Item 6, USI, USI Global, Dennis Crowley ("Crowley") and PNC Tool Holdings, LLC, a Nevada limited liability company ("PNC" and together with Crowley, the "Other Filers") may be deemed to be members of a group. To the knowledge of USI and USI Global, Crowley is a U.S. citizen and the sole owner of PNC, the principal business of which is to hold an investment in the Company. The principal office of each of USI and USI Global is 777 S. Flagler Drive, Suite 1108, West Palm Beach, Florida 33401. To the knowledge of USI and USI Global, the principal office of the Other Filers is 5030 Champion Boulevard, Suite 6-272, Boca Raton, Florida 33495. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of USI and USI Global and is incorporated herein by reference. USI, USI Global and the Other Filers are referred to herein collectively as the "Reporting Persons."

      (d and e) During the last five years, none of USI, USI Global or any of the persons listed on Exhibit 1 and to the knowledge of USI and USI Global, none of the Other Filers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      On August 23, 2002, USI Mayfair Limited, a corporation organized under the laws of England and a wholly-owned subsidiary of USI Global ("USI Mayfair"), the Company and S and J Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of the Company entered into a Stock Purchase Agreement pursuant to which the Company acquired all of the issued and outstanding shares of Spear & Jackson PLC and its affiliate Bowers Group PLC from USI Mayfair in exchange for 3,543,281 shares of Common Stock of the Company and promissory notes in the principal amount of (pound)150,000. The transaction closed on September 6, 2002. On September 6, 2002, USI Mayfair assigned the shares of Common Stock of the Company held by it to USI Global.

      In connection with the closing of the transaction, the Company sold in a private placement to PNC 6,005,561 shares of Common Stock of the Company in consideration of $2,000,000.

                                                               Page 7 of 9 Pages

Item 4.  Purpose of Transactions

      Each of USI and USI Global and to the knowledge of USI and USI Global, each of the Other Filers currently intend to hold the shares of Common Stock of the Company for investment purposes. Neither USI nor USI Global and to the knowledge of USI and USI Global, none of the Other Filers has any current intention to purchase additional shares of Common Stock. Other than as discussed herein, neither USI nor USI Global and to the knowledge of USI and USI Global, none of the Other Filers has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) USI Global is the beneficial owner of 3,543,281 shares of Common Stock, representing 29.5% of the outstanding shares of Common Stock and through certain provisions in the Stockholders' Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 6,005,561 shares of Common Stock, representing 50.0% of the outstanding shares of Common Stock. USI through its 100% owned subsidiary, USI Global, is the beneficial owner of 3,543,281 shares of Common Stock and through certain provisions in the Stockholders' Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 6,005,561 shares of Common Stock. To the knowledge of USI and USI Global, PNC is the beneficial owner of 6,005,561 shares of Common Stock and through certain provisions in the Stockholders' Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 3,543,281 shares of Common Stock. To the knowledge of USI and USI Global, Crowley through his 100% ownership interest in PNC is the owner of 6,005,561 shares of Common Stock and through certain provisions in the Stockholders' Agreement described in
Item 6 herein may be deemed to be the beneficial owner of an additional 3,543,281 shares of Common Stock. Each of USI and USI Global disclaim the beneficial ownership of 6,005,561 shares of Common Stock beneficially owned by each of the Other Filers. To the knowledge of USI and USI Global, each of the Other Filers disclaim the beneficial ownership of 3,543,281 shares of Common Stock beneficially owned by USI Global and USI.

            To the knowledge of USI and USI Global, none of the persons described on Exhibit 1 own any of the Company's Common Stock.

      (b) Subject to the Letter Agreement described in Item 6, each of USI Global and USI may be deemed to share the power to vote or direct the vote of 3,543,281 shares of Common Stock. To the knowledge of USI and USI Global, each of the Other Filers may be deemed to share the power to vote or direct the vote of 6,005,561 shares of Common Stock. Through certain provisions in the Stockholders' Agreement described in Item 6 herein, each of USI Global and USI and to the knowledge of USI Global and USI, each of the Other Filers may be deemed to share the power to dispose or direct the disposition of 9,548,842 shares of Common Stock.

      (c) With respect to USI and USI Global, none in addition to the transactions described in Item 3. and with respect to the Other Filers, to the knowledge of USI and USI Global, none in addition to the transactions described in Item 3.

      (d-e) Not applicable.

                                                               Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      (a) In the Stockholders' Agreement dated as of September 6, 2002 by and among the Company, USI Mayfair, PNC and Crowley (the "Stockholders' Agreement"), USI Mayfair, PNC and Crowley (the "Stockholders") agree that except under certain circumstances, including transfers from any Stockholder to any Affiliate of such Stockholder, they will not transfer any Company Securities for two years beginning on September 6, 2002. On September 6, 2002, USI Mayfair transferred all of the Company Securities owned by it along with all of its rights under the Stockholders' Agreement to USI Global.

            Capitalized terms not defined in this Item 6(a) shall have the meanings assigned to them in the Stockholders' Agreement.

            In addition, the Stockholders' Agreement grants "tag-along rights" to each of the Stockholders. The "tag-along rights" state that if at any time after the Lock-up Period, any of the Stockholders propose to transfer Company Securities where the consideration being paid for such Company Securities is in excess of $10,000, the transferor shall give written notice to the Other Stockholders and the Other Stockholders may request to include all or a portion of their Company Securities in such transfer.

         (b) The Company, USI Mayfair and PNC have entered into a Registration Rights Agreement dated as of September 6, 2002 pursuant to which the holders of the Common Stock issued or issuable to USI Mayfair and the holders of the Common Stock beneficially owned by PNC as of September 6, 2002, have certain demand and piggyback registration rights with respect to such shares of Common Stock. All of USI Mayfair's rights under the Registration Agreement have been transferred to USI Global.

         (c) The Company, USI and USI Global have entered into a letter agreement dated as of September 6, 2002 (the "Letter Agreement") by which USI and USI Global have agreed with the Company that with respect to any vote submitted to the common stockholders of the Company, USI and USI Global will vote all shares of Common Stock beneficially owned by them in excess of 10 percent of the then issued and outstanding common stock of the Company in proportion to all votes cast by the other holders of Common Stock of the Company.

            In addition, pursuant to the Letter Agreement, USI and USI Global agree not to sell or otherwise transfer any shares of Common Stock beneficially owned by them except under certain circumstances.

Item 7.  Material to be Filed as Exhibits.

      1. Executive Officers and Directors of USI and USI Global who are not Reporting Persons.

      2. Stock Purchase Agreement dated as of August 23, 2002 among USI Mayfair Limited, Megapro Tools, Inc. and S and J Acquisition Corp. (incorporated herein by reference to the Company's Form 8-K filed on September 9, 2002).

      3. Stockholders' Agreement dated as of September 6, 2002, among USI Mayfair Limited, Megapro Tools, Inc. PNC Tool Holdings, LLC and Dennis Crowley (incorporated herein by reference to the Company's Form 8-K filed on September 9, 2002).

      4. Registration Rights Agreement dated as of September 6, 2002 among Megapro Tools, Inc., USI Mayfair Limited and PNC Tool Holdings, LLC (incorporated herein by reference to the Company's Form 8-K filed on September 9, 2002).

      5. Letter Agreement dated as of September 6, 2002 between USI and USI Global and the Company.

                                                               Page 9 of 9 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       U.S. INDUSTRIES, INC.

Dated as of September 16, 2002         By: /s/ Steven Barre
                                          --------------------------------------
                                       Name: Steven Barre
                                       Title: Vice President, General Counsel
                                              and Secretary


                                       USI GLOBAL CORP.

Dated as of September 16, 2002         By:  /s/ Steven Barre
                                          --------------------------------------
                                       Name: Steven Barre
                                       Title: Vice President, General Counsel
                                              and Secretary